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                      MODERN MEDICAL MODALITIES CORPORATION
                         439 CHESTNUT STREET - 2ND FLOOR
                                 UNION, NJ 07083
                     (TEL) 908-687-8840 - (FAX) 908-687-8842


                                                                   June 22, 2006
United States Securities and Exchange Commission
Tracey McCoy
Division of Corporate Finance
1 Station Place, N.E., Stop 7010
Washington, D.C.  20549


Re:      Modern Medical Modalities Corporation
         Form 10-KSB for Fiscal Year Ended December 31, 2005
         Filed March 31, 2006
         Form 10-QSB/A for the three months ended March 31, 2006
         Filed May 15, 2006
         File No. 0-23416

Dear Ms. McCoy,

This document is in response to your comments of June 15, 2006. To facilitate your review of our responses we have matched each question and response on Attachment 1 here to.

In connection with this response Modern Medical Modalities Corporation, acknowledges:

     o the company is responsible for the adequacy and accuracy of the disclosure in their filings,

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant caused this response to be signed on its behalf by the undersigned, thereunto duly authorized.

                      Modern Medical Modalities Corporation

Dated:   June 22, 2006
                                           By: /s/ Baruh Hayut
                                               -------------------------------
                                           Name:  Baruh Hayut
                                           Title: Chief Executive Officer
Date:   June 22, 2006
                                           By: /s/ Minesh Patel
                                               -------------------------------
                                           Name:  Minesh Patel
                                           Title: Chief Financial Officer

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Attachment 1

Form 10KSB for the Fiscal Year Ended December 2005

EBITDA, page 13

1. With regard to your use of EBITDA as a performance measure, expand your discussion in future filings to address all of the disclosures required by Item 10(e) of Regulation S-K and Question 8 to the Frequently Asked Questions Regarding the Use of Non- GAAP Financial measures issued June 13, 2003. Specifically, your disclosure is to include:

           WE AGREE THAT WHEN USING EBITDA AS A PERFORMANCE MEASURE IN FUTURE FILINGS, DISCUSSIONS WILL BE EXPANDED TO ADDRESS ALL OF THE DISCLOSURES REQUIRED BY ITEM 10(e) OF REGULATION S-K AND QUESTION 8 TO THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES ISSUED JUNE 13, 2003. WE ALSO AGREE THAT THE DISCLOSURE IS TO SPECIFICALLY INCLUDE:

           o   A RECONCILIATION OF EBITDA TO NET INCOME;

           o THE ECONOMIC SUBSTANCE BEHIND YOUR DECISION TO USE SUCH A MEASURE; THE MATERIAL LIMITATIONS ASSOCIATED WITH USE OF THE NON-GAAP MEASURE AS COMPARED TO THE USE OF THE MOST DIRECTLY COMPARABLE GAAP MEASURE. IN THIS REGARD, YOU MUST IDENTIFY EACH ITEM YOU ELIMINATE AND CLARIFY HOW THE ELIMINATION OF SUCH ITEMS LIMITS THE USEFULNESS OF THIS NON-GAAP MEASURE AS A PERFORMANCE MEASURE. FOR INSTANCE YOU MIGHT EXPAND YOUR DISCLOSURES, IN PART, TO ADDRESS THE LIMITATION OF EBITDA AS A PERFORMANCE MEASURE BY PROVING THE FOLLOWING INFORMATION:

               - IT DOES NOT INCLUDE INTEREST EXPENSE. BECAUSE WE HAVE BORROWED MONEY IN ORDER TO FINANCE OUR OPERATIONS, INTEREST EXPENSE IS A NECESSARY ELEMENT OF OUR COSTS AND ABILITY TO GENERATE REVENUE. THEREFORE ANY MEASURE THAT EXCLUDES INTEREST EXPENSE HAS MATERIAL LIMITATIONS;

               - IT DOES NOT INCLUDE DEPRECIATION AND AMORTIZATION EXPENSE. BECAUSE WE USE CAPITAL ASSETS, DEPRECIATION AND AMORTIZATION EXPENSE IS A NECESSARY ELEMENT OF OUR COSTS AND ABILITY TO GENERATE REVENUE. THEREFORE ANY MEASURE THAT EXCLUDES DEPRECIATION AND AMORTIZATION EXPENSE HAS MATERIAL LIMITATIONS;

               - IT DOES NOT INCLUDE TAXES. BECAUSE THE PAYMENT OF TAXES IS A NECESSARY ELEMENT OF OUR OPERATIONS, ANY MEASURE THAT EXCLUDES TAX EXPENSE HAS MATERIAL LIMITATIONS.

           o THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE LIMITATIONS WHEN USING THE NON-GAAP MEASURE; AND

           o THE SUBSTANTIVE REASONS WHY MANAGEMENT BELIEVES THE NON-GAAP MEASURE PROVIDES USEFUL INFORMATION TO INVESTORS.

Item 8A.  Controls and Procedures, page 16

Evaluation of Disclosure Controls and Procedures, page 16

2. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "...are effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms."

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         This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

           OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT OUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE BASED UPON THE FULL DEFINITION OF RULE 13a-15(e) AS OF THE END OF EACH OF THE PERIODS ENDED DECEMBER 31, 2005 AND MARCH 31, 2006. WE WILL CONFIRM IN FUTURE FILINGS WHETHER OUR OFFICERS CONCLUDED THAT OUR CONTROLS AND PROCEDURES ARE EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS WE FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ALSO ACCUMULATED AND COMMUNICATED TO OUR MANAGEMENT, INCLUDING OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE.

           BELOW PLEASE FIND THE CONTROLS AND PROCEDURES DISCLOSURE THAT WE WILL INCLUDE IN OUR FUTURE FILINGS, IF TRUE:

           UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF OUR MANAGEMENT, INCLUDING OUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER, WE CONDUCTED AN EVALUATION OF THE EFFECTIVENESS OF THE DESIGN AND OPERATION OF OUR DISCLOSURE CONTROLS AND PROCEDURES, AS DEFINED IN RULES 13a-15(e) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF THE END OF THE PERIOD COVERED BY THIS REPORT (THE "EVALUATION DATE"). BASED UPON THE EVALUATION, OUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CONCLUDED AS OF THE EVALUATION DATE THAT OUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE. DISCLOSURE CONTROLS ARE CONTROLS AND PROCEDURES DESIGNED TO REASONABLY ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN OUR REPORTS FILED UNDER THE EXCHANGE ACT, SUCH AS THIS REPORT, IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE SEC'S RULES AND FORMS. DISCLOSURE CONTROLS INCLUDE CONTROLS AND PROCEDURES DESIGNED TO REASONABLY ENSURE THAT SUCH INFORMATION IS ACCUMULATED AND COMMUNICATED TO OUR MANAGEMENT, INCLUDING OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, AS APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE.

           THERE WERE NO CHANGES IN OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING THAT OCCURRED DURING THE QUARTERLY PERIOD COVERED BY THIS REPORT THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLE LIKELY TO MATERIALLY AFFECT, OUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

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Note 5 - Convertible Debt, page F-14

     3. In future filings, please include the maturity of the 10% convertible notes.

           IN FUTURE FILINGS, WE AGREE TO EXPAND DISCLOSURE OF THE 10% CONVERTIBLE NOTES TO INCLUDE THE MATURITY DATES OF SUCH NOTES.

Note 7 - Long-Term Debt, page F-15

     4. In future filings, please state the outstanding amount of each of your debt instruments. Please also tell us with a view toward future disclosure, if appropriate, whether any of these debt instruments have any restrictive covenants.

           IN FUTURE FILINGS, WE AGREE TO STATE THE OUTSTANDING AMOUNT OF EACH OF OUR DEBT INSTRUMENTS. WITH A VIEW TOWARD FUTURE DISCLOSURE, THE FOLLOWING SUMMARIZES THE RESTRICTIVE COVENANTS OF OUR DEBT
           INSTRUMENTS:

               o    NOTES PAYABLE: NONE,

               o CAPITALIZED LEASES: THE ONLY RESTRICTIVE COVENANT RELATES TO A MASTER LEASE AGREEMENT THAT OUR SUBSIDIARY, UNION IMAGING ASSOCIATES, HAS WITH GE HEALTHCARE FINANCIAL SERVICES. THIS RESTRICTIVE COVENANT REQUIRES UNION IMAGING ASSOCIATES TO BE CURRENT IN ITS LEASE PAYMENTS BEFORE MAKING ANY PAYMENTS OR DISTRIBUTIONS TO MODERN MEDICAL MODALITIES CORPORATION.

Note 14 - Related Party Transactions, page F-19

     5. We note your disclosure with regards to your issuance of the 9.25% convertible debt to related parties. Specifically, we note that you have stated that the notes are convertible "at the lowest bid price of the Common Stock as reported on the OTC Bulletin Board during the 30 days prior to the date a duly executed Notice of Conversion is delivered to the Company. This disclosure is also made on page 21 of your Form 10-KSB. The disclosures appear to conflict with the disclosures made in
        Note 5. Please tell us whether the disclosure in Note 5 or Note 14 are correct and confirm that you will correct the incorrect disclosure in future filings.

           THE DISCLOSURE IN FOOTNOTE 5 IS CORRECT, AND WE WILL CORRECT THE DISCLOSURE ON PAGE 21 AND IN FOOTNOTE 14 IN FUTURE FILINGS.

Note 16 - Litigation, page F-25

     6. We note that you did not record a liability associated with the April 2004 lawsuit. We remind you that an accrual for this loss contingency is required under SFAS 5 and is to be determined independently from any potential gain contingency from insurance recoveries you believe is probable. In this regard, please tell us the amount of the loss contingency you believe is probable and estimable separate from any potential gain contingency as of December 31, 2004, December 31, 2005 and March 31, 2006. Please also tell us the amount of reasonably possible loss in excess of accrual as of December 31, 2005 and March 31, 2006, and confirm to us that you will include such disclosure in future filings.

           AS STATED IN FOOTNOTE 16 AND THE STRONG POSSIBILITY OF AN INSURANCE SETTLEMENT WE BELIEVE THAT IT IS PROBABLE AND ESTIMABLE THAT THE COMPANY WILL HAVE NO LOSS CONTINGENCY, THEREFORE WE HAVE ACCRUED NO LOSS CONTINGENCY IN THE FINANCIAL STATEMENTS.

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           WE WILL INCLUDE DISCLOSURE OF ACCRUALS FOR LOSS CONTINGENCIES AS
           REQUIRED UNDER SFAS 5, DETERMINED INDEPENDENTLY FROM ANY POTENTIAL GAIN CONTINGENCY FROM INSURANCE RECOVERIES THAT WE BELIEVE ARE PROBABLE, IN FUTURE FILINGS.


7. We note that you are a "Defendant Provider in Interest" for actions brought by a number of insurance companies. We further note that the award for a case has not exceeded $7,000. Please tell us the following regarding these claims:

               o THE AMOUNT WE HAVE BEEN PAID OR ARE REQUIRED TO PAY RELATED TO THESE CLAIMS FOR FISCAL YEARS 2004 -- $0.00 AND 2005 -- $0.00 AND THE THREE-MONTHS ENDED MARCH 31, 2006 -- $0.00.

               o THE AMOUNT OF OUR INSURANCE CLAIMS THAT WE HAVE RELINQUISHED FOR FISCAL YEARS 2004 -- $0.00 AND 2005 -- $0.00 AND THE THREE-MONTHS ENDED MARCH 31, 2006 -- $0.00.

               o THE DATE THESE ACTIONS BEGAN WAS PRIOR TO 2004, WE ARE NOT AWARE OF ANY ACTIONS CURRENTLY INVOLVING MODERN MEDICAL MODALITIES CORPORATION OR ITS SUBSIDIARIES.

               o THE NUMBER OF TOTAL ACTIONS BY INSURANCE COMPANIES SUBMITTED AS OF EACH OF DECEMBER 31, 2005 AND MARCH 31, 2006 WAS NONE.

               o THE NUMBER OF ACTIONS THAT HAVE BEEN SETTLED AS OF DECEMBER 31, 2005 AND MARCH 31, 2006. THERE WERE NO ACTIONS THAT WERE ACTIVE OR SETTLED INVOLVING MODERN MEDICAL MODALITIES CORPORATION OR ITS SUBSIDIARIES, DURING THESE PERIODS.

               o THE NUMBER OF ACTIONS THAT HAVE BEEN DISMISSED AS OF DECEMBER 31, 2005 AND MARCH 31, 2006. THERE WERE NO ACTIONS DISMISSED INVOLVING MODERN MEDICAL MODALITIES CORPORATION OR ITS SUBSIDIARIES, DURING THESE PERIODS.


Form 10-QSB for the fiscal Quarter Ended March 31, 21006

Note 3 - Litigation

8. In future filings, please include disclosure for all material contingencies regardless of your disclosure in your Form 10-KSB. Refer to Instruction 2(2)((ii) of Item 310(b) of Regulation S-B for guidance.

           IN FUTURE FILINGS, WE AGREE to DISCLOSE ALL MATERIAL CONTINGENCIES REGARDLESS OF DISCLOSURE IN OUR FORM 10-KSB, IN ACCORDANCE WITH INSTRUCTION 2(2)(ii) OF ITEM 310(b) OF REGULATION S-B FOR GUIDANCE.




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